June 27, 2024

VIA EDGAR TRANSMISSION

David L. Orlic

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manulife Private Credit Plus Fund (the “Fund”)

Registration Statement on Form N-2 (811-23896; 333-280481)

Dear Mr. Orlic:

Please accept this letter as an amendment to the Registration Statement on Form N-2 (File No. 333-280481) filed with the Securities and Exchange Commission on June 26, 2024 to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

“Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.”

Questions should be directed to the undersigned at bseel@jhancock.com; Mark Goshko of K&L Gates at 617-261-3163 or mark.goshko@klgates.com; George Zornada of K&L Gates at 617-261-3231 or george.zornada@klgates.com; or Pablo Javier Man of K&L Gates at 617-951-9209 or pablo.man@klgates.com.

Sincerely,

/s/ Betsy Anne Seel
Betsy Anne Seel
Assistant Secretary bseel@jhancock.com

cc:	Mark Goshko, Esq.

George Zornada, Esq.

Pablo Man, Esq.

200 Berkeley Street, Boston, Massachusetts 02116